Exhibit 99.1

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: NOAH)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 7, 2020

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Noah Holdings Limited (the “Company”) will be held at Wanda Vista Resort Xishuangbanna, No.99 Yingbin Road, Wanda International Resort, Jinghong, Xishuangbanna, Yunnan Province, People’s Republic of China, on December 7, 2020 at 2:00 p.m. - 4:00 p.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on October 26, 2020.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person. In order to assist us in our preparation for the AGM, please RSVP by email to IR@noahgroup.com.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F for the year ended December 31, 2019, free of charge, from our website at http://ir.noahgroup.com, or by sending an email to IR@noahgroup.com.

By Order of the Board of Directors,

Noah Holdings Limited

/s/ Jingbo Wang

Jingbo Wang

Chairwoman and Chief Executive Officer

Shanghai, China
November 2, 2020